Exhibit 99 (a)(1)(vi)

If you do not want to sell any of your shares at this time,
no action is required and you can disregard this notice.

Dear Hennessy Advisors, Inc. Shareholder:	August 20, 2015

We are offering to purchase up to 1 million outstanding shares of our common stock at a price of $25.00 per share, commonly referred to as a tender offer. This tender offer is subject to the terms and conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal. You may tender all or only a portion of your shares (or none), subject to proration if more than 1 million shares are tendered.

If you do not want to sell any of your shares at this time, no action is required and you can disregard this notice. If you do want to sell some or all of your shares, you will need to carefully follow the procedures for tendering some or all of your shares as described in the attached documents.

If you want to participate in the tender offer and your stock certificates have been lost, destroyed, or stolen, please promptly contact Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A., the Depositary and transfer agent for the Shares, toll free at 1-855-396-2084. There is a process you will need to go through to replace your certificates before you are able to tender your shares so please allow yourself as much time as possible before the tender offer expires.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

If you have any questions regarding the tender offer or need assistance completing the process to tender your shares, please contact Georgeson Inc., the information agent for the tender offer, toll-free at 1-800-932-9864.

Sincerely,

/s/ Neil Hennessy

Neil Hennessy
President and Chief Executive Officer

800-966-4354 │415-899-1555 │ 415-899-1559 FAX
7250 Redwood Blvd., Suite 200 │ Novato, California 94945 │ hennessyadvisors.com